ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-4006 WWW.ROPESGRAY.COM
Jimena Acuña Smith T +1 415 315 2306 jimena.smith@ropesgray.com

April 28, 2017

BY EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attention: Anu Dubey

Re:	Pax World Funds Series Trust III (File Nos. 333-194601, 811-22935) (the “Registrant” and each series, a “Fund” and together, the “Funds”)

Dear Ms. Dubey:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on April 5, 2017 in connection with Post-Effective Amendment No. 6 for Pax World Funds Series Trust III (“Trust III”), filed with the Commission on March 1, 2017 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”). The Staff’s comments are summarized below, and each is followed by our response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Prospectus.

1. Comment. The Staff continues to believe that the use of the term “index” in Pax Ellevate Global Women’s Index Fund’s (the “Fund”) name suggests that the investment objective of the Fund is to track its stated benchmark. The Staff notes, however, that the Fund’s investment objective is to seek “investment returns that closely correspond to or exceed the price and yield performance, before fees and expenses, of Pax Global Women’s Leadership Index (the “Women’s Index”), while maintaining risk characteristics that [the adviser] believes are generally similar to those of the Women’s Index” (emphasis added). Please consider including some indication in the Fund’s name that the Fund is doing something more than just tracking its designated benchmark, such as adding “enhanced” or “index plus” in the Fund’s name.

Response. Section 35(d) of the Investment Company Act of 1940, as amended (the “1940 Act”), prohibits a registered investment company from adopting as part of its name any word or words that the Commission finds are materially deceptive or misleading. To the Registrant’s knowledge, the Commission has not made such a finding, nor does the Registrant believe that the facts here would support any such determination. Rule 35d-1 generally provides that a materially deceptive and misleading name includes any name suggesting that the fund focuses its investments in a particular type of investment unless the fund has a policy to invest, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes in the particular type of investment. The Registrant notes that, as disclosed in the Fund’s prospectus, under normal circumstances, the Fund invests at least 80% of its total assets in the component securities of the Women’s Index (including American Depositary Receipts, Global Depositary Receipts and Euro Depositary Receipts representing such component securities).

The Registrant respectfully submits that it is unaware of any Staff or Commission authority or published guidance providing that a fund with an investment objective that seeks investment returns that closely correspond to or exceed the price and yield performance of a Fund when compared to its stated benchmark also must include in its name mention of such objective, either by including “enhanced” or “index plus” in its name. Similarly, the Registrant is unaware of any Staff or Commission authority or published guidance providing that a fund that uses the term “index” in its name also must have an investment objective of tracking (but not exceeding) the fund’s stated benchmark. The Registrant notes that the adopting release for Rule 35d-1 expressly discusses the application of Section 35(d) to index funds and provides that “the term[]… ‘index’ suggest[s] a focus on a particular type of investment and investment companies that use [the term ‘index’] will be subject to the 80% investment requirement.”1 That release also states that “the 80% investment requirement is not intended to create a safe harbor for investment company names. A name may be materially deceptive and misleading even if the investment company meets the 80% requirement. Index funds, for example, generally would be expected to invest more than 80% of their assets in investments connoted by the applicable index.”2

Since June 4, 2014, when the Fund adopted its current name and 80% policy, the Fund has at all times maintained all of its assets, other than assets invested in an ETF on a short-term basis pending investment in component securities of the Women’s Index, in component securities of the Women’s Index. As suggested by the adopting release for Rule 35d-1, the Fund generally expects to invest more than 80% of its total assets in investments connoted by the applicable index, and has in fact done so. Accordingly, the Registrant believes that the Fund’s name and investment objective are consistent with Section 35(d) and Rule 35d-1 thereunder.

2. Comment. Please confirm supplementally that the Fund’s management fee, which is described as a “unified fee,” is not composed of other fees that otherwise should be presented as a separate line item to the Annual Fund Operating Expenses table.

[1]	See Investment Company Names, Investment Company Act Release No. 24828 (Jan. 17, 2001), note 42 [66 FR 8509 (Feb. 1, 2001), correction 66 FR 14828 (Mar. 14, 2001)].
[2]	Id., at 4.

Response. The Registrant confirms that no expenses, such as 12b-1 fees, that would otherwise be required to be listed as a separate line item (other than “other expenses”) in the Annual Fund Operating Expenses table are included in the “unified” management fee.

3. Comment. In the Principal Investment Strategies section of the prospectus, the Women’s Index is described as a customized market-weighted index. Please consider changing “market-weighted” to “market capitalization-weighted.”

Response. The requested change has been made.

4. Comment. Please disclose the number (or range) of component securities in the Women’s Index in the Principal Investment Strategies section of the prospectus.

Response. In response to your comment, the Principal Investment Strategies section has been revised, as follows:

“The Women’s Index is a customized market capitalization-weighted index consisting of equity securities of issuers organized or operating in countries around the world that demonstrate a commitment to advancing and empowering women through gender diversity on their boards, in management and through other policies and programs, and an understanding of the potential business advantages associated with greater gender diversity, as rated by Pax World Gender Analytics. In addition, the companies comprising the Women’s Index meet certain environmental, social and governance (ESG) or sustainability thresholds, as rated by MSCI ESG Research. The Women’s Index is composed of approximately 400 securities. As of December 31, 2016, the Women’s Index included companies with market capitalizations between approximately $2.3 billion and $547.8 billion.”

5. Comment. Please disclose the frequency with which the Women’s Index is rebalanced and reconstituted.

Response. The Registrant notes that information regarding the reconstitution of the Women’s Index is already disclosed throughout the prospectus and SAI, including in the Principal Investment Strategies section of the prospectus, which states that “in connection with each annual re-constitution of the Women’s Index.” In response to your comment regarding rebalancing of the Women’s Index, the disclosure in the Investment Philosophy section of the SAI has been revised, as follows:

“The Global Women’s Index Fund (together with the Pax World Funds, the ‘Funds’) seeks investment returns that closely correspond to or exceed price and yield performance, before fees and expenses, of the Pax Global Women’s Leadership Index1 (the ‘Women’s Index’). The Index is a customized market-weighted index consisting of equity securities of issuers organized or operating in countries around the world that demonstrate a commitment to advancing and empowering women through gender diversity on their boards, in management and through other policies and programs, and an understanding of the potential business advantages associated with greater gender diversity, as rated by Pax World Gender Analytics. In addition, the companies comprising the Women’s Index meet certain environmental, social and governance (ESG) or sustainability thresholds, as rated by MSCI ESG Research. The Women’s Index is re-constituted and re-balanced annually.”

6. Comment. Please disclose the component selection criteria for the Women’s Index and note any discretion in the selection of components of the Women’s Index.

Response. In response to your comment, the disclosure in the Investment Philosophy section of the SAI has been revised, as follows:

“The Global Women’s Index Fund (together with the Pax World Funds, the ‘Funds’) seeks investment returns that closely correspond to or exceed price and yield performance, before fees and expenses, of the Pax Global Women’s Leadership Index1 (the ‘Women’s Index’). The Index is a customized market-weighted index consisting of equity securities of issuers organized or operating in countries around the world that demonstrate a commitment to advancing and empowering women through gender diversity on their boards, in management and through other policies and programs, and an understanding of the potential business advantages associated with greater gender diversity, as rated by Pax World Gender Analytics. In addition, the companies comprising the Women’s Index meet certain environmental, social and governance (ESG) or sustainability thresholds, as rated by MSCI ESG Research. Pax World Gender Analytics, a team of analysts at Pax World Management LLC, uses multiple criteria in exercising its discretion to select the components for the Women’s Index, starting with membership in the MSCI World Index and otherwise consisting of the following: representation of women on boards, representation of women in executive management, presence of a female CEO and/or CFO and signatories to Women’s Empowerment Principles. The Women’s Index excludes all companies with an MSCI ESG Intangible Value Assessment ranking of less than B or an MSCI ESG Controversies score of less than one, as well as companies that are significantly involved in the manufacture of weapons or weapons-related products or manufacture tobacco products. The Women’s Index is re-constituted annually. Events occurring between re-constitutions of the Women’s Index, including events such as the hiring or firing of women executives and the election or retirement of women directors, may not be reflected in the Women’s Index until it is next re-constituted. Similarly, the Global Women’s Index Fund may delay adding or subtracting a company from its portfolio based on such events until the Women’s Index is re-constituted.”

7. Comment. The Staff notes that a footnote to the term “Women’s Index” in the Investment Objective section of the prospectus provides that the index is a “custom index based on MSCI World.” The Staff further notes that the Principal Investment Strategies section of the prospectus provides that “in connection with each annual re-constitution of the Women’s Index, Pax World Management LLC (‘PWM’), the majority owner of [Pax Ellevate Management LLC (‘PEM’)], provides MSCI with the names of the issuers to be included in the Women’s Index.” Please explain supplementally how the Women’s Index is based on MSCI World if PWM provides MSCI with the names of the issuers to be included in the Women’s Index.

Response. The Registrant notes that the Women’s Index is a subset of the MSCI World Index; only component securities of the MSCI World Index are eligible to become components of the Women’s Index. As a result, the Women’s Index is based on the MSCI World Index.

8. Comment. With respect to the construction of the Women’s Index, please confirm supplementally whether the Registrant has implemented firewalls between the PWM index compilation staff and PEM’s portfolio managers.

Response. PWM and PEM have adopted policies and procedures specifically designed to address conflicts of interest between PWM’s role in the creation and maintenance of the Women’s Index and PEM’s role in managing the Fund.

9. Comment. Please consider describing the risks of the Fund’s optimized or enhanced indexing strategy under Investment Approach Risk in the Principal Risks section of the prospectus.

Response. In response to your comment, the Registrant has revised Investment Approach Risk under the Principal Risks section of the prospectus, as follows:

“Investment Approach Risk The Fund seeks investment returns that closely correspond to or exceed the performance of the Women’s Index. Accordingly, the Fund’s performance would likely be adversely affected by a decline in the Women’s Index. In addition, the Fund’s investment approach may not produce the desired results and may cause the Fund to underperform the Women’s Index.”

10. Comment. Please clarify whether the Fund will concentrate its investments in a particular sector or industry. Please disclose any specific sectors or industries in which the Fund intends to make concentrated investments in the Principal Investment Strategies section of the prospectus and disclose any associated risks in the Principal Risks section of the prospectus.

Response. The Registrant notes that the Women’s Index, and, in turn, the Fund, is not currently concentrated in any industry or group of industries. The Registrant also notes that the Fund includes the following disclosure in the Principal Investment Strategies section of the prospectus: “If the Women’s Index concentrates (i.e., holds 25% or more of its total assets) in the securities of a particular industry or group of industries, the Global Women’s Index Fund will concentrate its investments in the same industry or group of industries. As of the date of this Prospectus, the Women’s Index is not concentrated in any industry or group of industries.”

11. Comment. Please consider reconciling the footnote to the Women’s Index in the Average Annual Total Returns table, which states that the Women’s Index is “a custom index calculated by MSCI,” with the footnote to the Fund’s investment objective, which states that the Women’s Index is “a custom index based on MSCI World.”

Response. In response to your comment, the footnote to the Women’s Index in the Average Annual Total Return table has been revised, as follows:

“A custom index based on MSCI World ~~calculated by MSCI~~.”

* * * * *

We hope that the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Jimena Acuña Smith
Jimena Acuña Smith

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